

Mail Stop 4628

December 2, 2016

<u>Via E-mail</u>
Xia Ping Zhang
Chief Executive Officer and Chairman
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

> **Re: SORL Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 0-11991**

Dear Mr. Zhang:

We refer you to our comment letter dated September 12, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
Assistant Director
Division of Corporation Finance

Jin Rui Yu
Chief Operating Officer
SORL Auto Parts, Inc.

Dr. Tim Xia
Locke Lord LLP